SISTAIN

BIG NEWS

Community Investment Round

Jaclyn here, CEO and Founder of SISTAIN.

First, I want to express my heartfelt gratitude to you for being one of our earliest customers!!! I founded SISTAIN with a clear goal in mind: to reduce the negative effects of consumerism and build a more circular future. You are the driving force behind our success!

I'm so excited to share that we are opening a community investment round!!!!! As a brand that holds community at its heart, we believe in giving our members an opportunity to share in our success.

This is a unique chance to participate at a stage typically reserved for venture capitalists and other traditional institutional investors. More details will be shared soon, and if you're already interested, you can sign up for updates here!

I look forward to welcoming you not just as a customer, but also as an investor in our collective vision. Together, we can make a positive difference. For the planet. And for all of humanity.

With so much gratitude,

Jaclyn Tracy
Founder

LEARN MORE ABOUT THE OPPORTUNITY

Checkout This Video


9:18
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SISTAIN
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THE BIG NEWS IS HERE!!!!!!!! SISTAIN WILL ...
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sistain · Original audio
jactracy
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SISTAIN is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Forward to a friend

Forward to a friend, because, hey, we're all solving this problem together. If this email was forwarded to you, join SISTAIN's community here!

Follow along on Instagram @SISTAIN



SISTAIN

BIG NEWS

Community Investment Round

Hi Jaclyn,

Firstly, I want to thank you for your belief in our vision to build a more sustainable future!!!! You have played a pivotal role in elevating SISTAIN to where it stands today. The passion with which you've shared about our brand has truly made a difference.

I'm so excited to share that we are opening a community investment round!!!! Which means SISTAIN will truly be COMMUNITY-OWNED!!! Members that invest will share in the growth and success of SISTAIN.

This is a unique chance to participate in our journey, at a stage typically reserved for venture capitalists and other traditional institutional investors. More details will be shared soon, and if you're already interested, you can sign up for updates here!

Regardless of whether you choose to participate in our community round or not, I want to thank you so much for being a HUGE part of this community, this mission and this brand. Together, we can make a positive difference. For the planet. And for all of humanity.

With so much gratitude,

Jaclyn Tracy
Founder

LEARN MORE ABOUT THE OPPORTUNITY

Checkout This Video


9:18
5G
4
SISTAIN
91
18
4
View insights
sistain and jactracy
THE BIG NEWS IS HERE!!!!!!!! SISTAIN WILL ...
alyssapponticello and 9 others commented


sistain · Original audio
jactracy
1:31

SISTAIN is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Forward to a friend

Forward to a friend, because, hey, we're all solving this problem together. If this email was forwarded to you, join SISTAIN's community here!

Follow along on Instagram @SISTAIN




SISTAIN

sistain ...

sistain SOMETHING BIG IS COMING!!!!! Something I've been working on & holding in for months & months now (which if you know me is sooo hard to do lol I just want to shout from the rooftop!!!)

Stay tuned for details we'll be sharing next week. Join the community (link in bio) for deats!!!

Hint: Community is at the center of everything you do ✨

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elanaastern 🙌🙌🙌🙌

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SISTAIN
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sistain THE BIG NEWS IS HERE!!!!!!!! SISTAIN WILL OFFICIALLY BE COMMUNITY-OWNED!!!!!! And you are invited to become an owner. Watch the full video for details! Signup to join the community (link in bio) for more info. 💫
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SISTAIN is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the
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